Exhibit 1

Media Relations Jorge Pérez	Investor Relations Eduardo Rendón	Analyst Relations Lucy Rodriguez
+52(81) 8888-4334 mr@cemex.com	+52(81) 8888-4256 ir@cemex.com	+1(212) 317-6007 ir@cemex.com

CEMEX REPORTS THIRD-QUARTER 2016 RESULTS

•	Net income for the quarter reached US$286 million, an improvement of US$330 million over the same period last year. This was the fourth consecutive quarter with a positive net income and the highest net income in a quarter since 2008.

•	Operating EBITDA increased by 22% on a like-to-like basis during the quarter, leading to an EBITDA margin expansion of 3.2 percentage points, to reach 21.8%. Both EBITDA and EBITDA margin were the highest in a quarter since 2008.

•	Free cash flow after maintenance capex for the quarter and the first nine months of the year was US$548 million and US$1.05 billion, respectively. Year to date free cash flow improved US$757 million compared with the same period last year.

•	Total debt plus perpetual notes was reduced by US$1.4 billion since the beginning of the year.

MONTERREY, MEXICO, OCTOBER 27, 2016– CEMEX, S.A.B. de C.V. (“CEMEX”) (NYSE: CX), announced today that consolidated net sales reached US$3.6 billion during the third quarter of 2016, an increase of 4% on a like-to-like basis for the ongoing operations and adjusting for currency fluctuations, versus the comparable period in 2015. Operating EBITDA increased 22% on a like-to-like basis during the quarter, to US$780 million.

CEMEX’s Consolidated Third-Quarter 2016 Financial and Operational Highlights

•	The increase in consolidated net sales on a like-to-like basis was due to higher prices of our products, in local currency terms, in most of our operations, as well as higher volumes in Mexico and our European and Asia, Middle East & Africa regions.

•	Operating earnings before other expenses, net, in the third quarter increased by 25%, to US$551 million.

•	Controlling interest net income improved to US$286 million from a loss of US$44 million in the same period last year.

•	Operating EBITDA increased during the quarter by 15% and, on a like-to-like basis, by 22% to US$780 million.

•	Operating EBITDA margin grew by 3.2 percentage points on a year-over-year basis reaching 21.8%.

•	Free cash flow after maintenance capex for the quarter was US$548 million, US$112 million higher than in the same period last year.

Fernando A. Gonzalez, Chief Executive Officer, said: “During the third quarter, we continued to deliver strong underlying operational and financial results by remaining focused on the variables we can control.

Our year-to-date operating EBITDA grew 17 percent on a like-to-like basis, with a 5 percent growth in sales. This was the highest year-to-date EBITDA growth in a decade. Our free cash flow after maintenance capex reached US$1.05 billion year to date, an increase of US$757 million from last year’s level, reflecting our initiatives to reduce financial expenses and improve working capital, and translating into a record-low 7 working-capital days. Conversion of operating EBITDA into free cash flow after maintenance capex reached 49% during the first nine months of the year.

In addition, total debt is close to US$1.4 billion dollars lower than that at the end of 2015. Since 2014, we have reduced total debt by US$3.5 billion, or about 20% of the then outstanding debt. We continue with our initiatives to improve our debt maturity profile and strengthen our capital structure.”

Consolidated Corporate Results

During the third quarter of 2016, controlling interest net income was US$286 million, an improvement over a loss of US$44 million in the same period last year.

Total debt plus perpetual notes decreased by US$882 million during the quarter.

Geographical Markets Third-Quarter 2016 Highlights

Net sales in our operations in Mexico increased 25% on a like-to-like basis in the third quarter of 2016 to US$732 million, compared with US$669 million in the third quarter of 2015. Operating EBITDA increased by 40% on a like-to-like basis to US$268 million versus the same period of last year.

CEMEX’s operations in the United States reported net sales of US$1,065 million in the third quarter of 2016, flat on a like-to-like basis versus the same period in 2015. Operating EBITDA increased 13% to US$196 million in the quarter, versus a gain of US$172 million in the same quarter of 2015.

CEMEX’s operations in South, Central America and the Caribbean reported net sales of US$438 million during the third quarter of 2016, representing a decrease of 7% on a like-to-like basis over the same period of 2015. Operating EBITDA increased 4% to US$145 million in the third quarter of 2016, from US$139 million in the third quarter of 2015.

In Europe, net sales for the third quarter of 2016 decreased 1% on a like-to-like basis to US$865 million, compared with US$921 million in the third quarter of 2015. Operating EBITDA was US$129 million for the quarter, 5% higher on a like-to-like basis than the same period last year.

Operations in Asia, Middle East and Africa reported a 5% increase on a like-to-like basis in net sales for the third quarter of 2016, to US$408 million, versus the third quarter of 2015, and operating EBITDA for the quarter was US$111 million, up 32% on a like-to-like basis from the same period last year.

CEMEX is a global building materials company that provides high quality products and reliable service to customers and communities in more than 50 countries. Celebrating its 110th anniversary, CEMEX has a rich history of improving the well-being of those it serves through innovative building solutions, efficiency advancements, and efforts to promote a sustainable future.

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This press release contains forward-looking statements and information that are necessarily subject to risks, uncertainties and assumptions. Many factors could cause the actual results, performance or achievements of CEMEX to be materially different from those expressed or implied in this release, including, among others, changes in general economic, political, governmental and business conditions globally and in the countries in which CEMEX does business, changes in interest rates, changes in inflation rates, changes in exchange rates, the level of construction generally, changes in cement demand and prices, changes in raw material and energy prices, changes in business strategy and various other factors. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described herein. CEMEX assumes no obligation to update or correct the information contained in this press release.

Operating EBITDA is defined as operating income plus depreciation and operating amortization. Free Cash Flow is defined as Operating EBITDA minus net interest expense, maintenance and expansion capital expenditures, change in working capital, taxes paid, and other cash items (net other expenses less proceeds from the disposal of obsolete and/or substantially depleted operating fixed assets that are no longer in operation). Net debt is defined as total debt minus the fair value of cross-currency swaps associated with debt minus cash and cash equivalents. The Consolidated Funded Debt to Operating EBITDA ratio is calculated by dividing Consolidated Funded Debt at the end of the quarter by Operating EBITDA for the last twelve months. All of the above items are presented under the guidance of International Financial Reporting Standards as issued by the International Accounting Standards Board. Operating EBITDA and Free Cash Flow (as defined above) are presented herein because CEMEX believes that they are widely accepted as financial indicators of CEMEX’s ability to internally fund capital expenditures and service or incur debt. Operating EBITDA and Free Cash Flow should not be considered as indicators of CEMEX’s financial performance, as alternatives to cash flow, as measures of liquidity or as being comparable to other similarly titled measures of other companies.